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                                                                    EXHIBIT 99.1

                                 NEWS RELEASE

                            SECOND QUARTER REPORT                  [LETTERHEAD]
                                     1997


TO THE SHAREHOLDERS:

Sales for the second fiscal quarter ended December 28, 1996 improved slightly to $68,172,000 and were 11 per cent ahead of the year before. Margins during the quarter continued under pressure, and the Company sustained a loss of $692,000, or $.11 per share.

Capacity utilization is an ongoing challenge in the consumer products area of the business, and we are now experiencing some slowness and reduced pricing in the denim area. We believe that apparel sales of denim products at retail are still growing, but there is an oversupply of denim fabric which will last at least through the third fiscal quarter.

On the positive side, raw material prices are lower, and the overall textile economy seems to be improving. The new dye range project is on schedule and production from this new equipment will be available in late spring. The Lakeside shipping facility expansion is also on schedule.

Thomaston Mills is well positioned for improved performance when capacity utilization and textile demand strenghthens.

Sincerely,



/s/ Neil H. Hightower
---------------------
Neil H. Hightower
President and CEO

January 21, 1997